August 11, 2015

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	E-compass Acquisition Corp. Registration Statement on Form S-1 File No. 333-204054

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Cantor Fitzgerald & Co., as underwriter, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m., Washington D.C. time, on August 12, 2015, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, the undersigned advises that from August 7, 2015 through the date hereof, 75 copies of the Preliminary Prospectus dated July 24, 2015 have been distributed to prospective underwriters and dealers and institutional investors.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

[Signature Page Follows]

CANTOR FITZGERALD & CO.

By:	/s/ James Bond
Name: James Bond Title: COO

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